August 24, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: John Hartz, Senior Assistant Chief Accountant

Re:	Quaker Chemical Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

File No. 001-12019

Ladies and Gentlemen:

Reference is made to the Staff’s comment letter, dated August 19, 2010, regarding the above-referenced filings of Quaker Chemical Corporation. Our General Counsel, who will have primary responsibility for preparing the responses to your comments, is out of the office until August 30, 2010. While we will submit our response at an earlier date if we are able to do so, we expect to provide our response no later than September 10, 2010.

Should you have any questions concerning the timing of our response or otherwise, please feel free to contact me at (610) 832-4160.

Sincerely,

/s/ Mark A. Featherstone

Mark A. Featherstone
Vice President, Chief Financial Officer and Treasurer

Fax number: 610-832-4494

cc:	Dale Welcome

Hagen Ganem

Andrew Schoeffler